Exhibit 1.1

Brembo accelerates the Group’s global growth strategy by transferring its registered office to the Netherlands.

The increased voting right mechanism will be strengthened pursuant to the Dutch law and for the benefit of all shareholders, with a view to encouraging shareholder stability and fostering inorganic growth.

The transaction is aimed at strengthening the Group within the global automotive market.

The tax residence and all activities and people will remain in Italy.

Brembo shares will continue to be listed on Euronext Milan of Borsa Italiana.

Stezzano (BG), 20 June 2023 – The Board of Directors of Brembo S.p.A. (“Brembo” or the “Company”) resolved to submit to the General Shareholders’ Meeting – called to convene on 27 July 2023, at 9:00 CEST on single call – (the “Extraordinary Shareholders’ Meeting”) the proposal to relocate the Company’s registered office to the Netherlands, taking the legal form of an NV company (naamloze vennootschap) under Dutch law. Brembo’s tax residence will remain in Italy. Brembo shares will continue to be listed on Euronext Milan of Borsa Italiana (“Euronext Milan”).

The transaction allows Brembo to strengthen its international drive and have a solid basis for its further development at global level, while retaining its Italian identity and its historic presence in Italy.

Brembo is the world leader in the design and production of high-performance braking systems and components for top manufacturers of cars, motorbikes, commercial and racing vehicles, with a palmares of over 600 world titles won in the main Motorsport categories. In 2022, the Group reported net sales of over Euro 3.6 billion, up 30.7% compared to Euro 2.8 billion 2021. Brembo’s growth path in over sixty years of history has led the company to achieve an increasingly global dimension, with revenue growth mainly concentrated in North America, Europe and China.

Faced with a rapidly transforming automotive market, Brembo has time ago launched a development strategy and started to gradually widen its range of solutions, investing heavily to foster the Company’s competitiveness. This is also the goal of the recently announced Euro 500 million investment to step up Brembo’s productivity at world level, with a focus on digital transformation and sustainability. The objective is to ensure Brembo’s continued growth and its leading position in the global automotive market.

The relocation of the registered office to the Netherlands is thus aimed to support this strategy, creating the right conditions for Brembo’s future expansion, including through inorganic growth, for the benefit of its shareholders and stakeholders. This will allow Brembo to benefit from a legal framework capable of enhancing the Group’s global business dimension. In detail, Brembo will offer its shareholders a strengthened increased voting right mechanism compared to the current one, thus ensuring a more solid shareholder base and higher flexibility in pursuing growth opportunities through acquisitions that can be made through the issue of new shares.

Brembo’s Executive Chairman Matteo Tiraboschi stated: “Brembo intends to continue to grow and remain a competitive key player in the global automotive market that is currently undergoing a great transformation. This relocation allows us to adopt a more flexible share capital structure that is more consistent with the Company’s future development strategy. It does not impact the Company’s business, identity, culture, or presence in Italy and in the regions of the world where we operate. Brembo will keep its tax residence in Italy. All manufacturing sites and commercial offices will continue to operate as before. There will be no changes in terms of Company’s organisation, people and management, and our shares will continue to be listed on Euronext Milan. In particular, Italy is and will remain Brembo’s strategic priority.”

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DETAILS OF THE TRANSACTION

The transaction (the “Transaction” or the “Cross-Border Conversion”) envisages the proposal of cross-border conversion of the Company from Italy, as the state of departure, to the Netherlands, as the state of destination, in the context of which Brembo, without being dissolved or going into liquidation and retaining its legal personality,

(i)
will adopt the legal form of a public company with limited liability (naamloze vennootschap - substantially equivalent to the corporate type of joint-stock company (società per azioni) under Italian law) governed by the laws of the Netherlands - resulting in the assumption of the name “Brembo N.V.” – as well as a new text of bylaws in accordance with the laws of the Netherlands (the “New Articles”); and

(ii)
will transfer its registered office to Amsterdam, the Netherlands, while retaining its tax residence in Italy and without any reorganization of its operating activities and people, who will continue seamlessly to operate in Italy through the establishment of a secondary office. The Company will also retain its current VAT number and Italian tax code.

The Cross-Border Conversion will have no impact on the Company’s legal relations, which will continue seamlessly.

In addition, it is envisaged that, following the Transaction, Brembo’s ordinary shares will continue to be listed on Euronext Milan, although a new ISIN code will be assigned to them.

The New Article will provide for an increased voting mechanism in an enhanced configuration compared to the one currently in place under Italian law.

In the context of the Cross-Border Conversion and immediately prior to its completion, the express par value of Brembo’s ordinary shares will be determined and specified in the bylaws of the Company under Italian law and subsequently specified in the New Articles as required by the laws of the Netherlands, and, to this extent, a voluntary share capital decrease will be executed pursuant to Article 2445 of the Italian Civil Code, without cancellation of shares and without any reimbursement of capital to shareholders, to the extent necessary to reduce the unit par value of Brembo’s ordinary shares from the current Euro 0.104 (implied par value) to Euro 0.01 (the “Share Capital Decrease”). In light of the above, assuming that the number of ordinary shares currently issued will not change and that no Brembo shareholder will exercise the Withdrawal (as defined below) due in connection with the Cross-Border Conversion, the maximum amount of the Share Capital Decrease will be equal to Euro 31,388,691.50.

From a legal standpoint, the Transaction falls within the scope of so-called “cross-border transactions” - and in particular within the scope of so-called “cross-border conversions” - which European Union law and the case law of the Court of Justice of the European Union recognize and facilitate as an expression of the fundamental principle of freedom of establishment, with a view to ensuring a better functioning of the Single market.

In particular, the Transaction entails an amendment to the Company’s by-laws - as such subject to the competence of the Extraordinary Shareholders’ Meeting - aimed at the adoption, by the Company, of a legal form compliant with the legal system of the destination member state (i.e., The Netherlands), maintaining its legal relations (and therefore without dissolution in the departure member state and reconstitution in the destination member state).

The Transaction will be submitted to the approval of the Extraordinary Shareholders’ Meeting which will also resolve upon, inter alia, the adoption of the New Articles and the terms and conditions of the special voting shares (the “Terms and Conditions”) as well as the Share Capital Decrease.

Subject to the fulfillment (or waiver, as the case may be) of the Conditions (as defined below), the Transaction will become effective on the date of the execution of the notarial deed in accordance with Dutch law (respectively, the “Effective Date of the Transaction” and the “Dutch Notarial Deed”), including the New Articles. In this context, the Share Capital Decrease will become effective, resulting in a reduction of the unit par value of the Brembo’s ordinary shares to Euro 0.01.

The Transaction will have no effect on financial statement disclosures. In fact, the Company’s financial statements will continue to be drafted on the basis of IAS/IFRS.
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As indicated above, the Transaction is aimed at transferring only the Company’s registered office to the Netherlands. Therefore, in the context of the Transaction, no reorganization of the Company’s or the Group’s operating activities is envisaged, which will therefore continue to be carried out by the Company, without any transfer of people to the Netherlands. Furthermore, the Company, also following the completion of the Transaction, will maintain its tax residence in Italy. Finally, the Company will retain its current VAT number and Italian tax code.

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CONDITIONS FOR THE EFFECTIVENESS OF THE TRANSACTION

The completion of the Cross-Border Conversion, through the execution of the Dutch Notarial Deed, is subject to the fulfillment (or waiver) of the following conditions precedent (the “Conditions”), that can be waived by the Board of Directors of the Company:

(i)
that no governmental entity of any competent jurisdiction has approved, issued, promulgated, implemented or submitted any measure, which is effective and has the effect of prohibiting or rendering invalid the performance of the Transaction;

(ii)	that the amount of money, if any, to be paid by the Company

(a)	pursuant to Article 2437-quater of the Italian Civil Code, to Brembo’s shareholders who have exercised the Withdrawal (as defined below) in connection with the Cross-Border Conversion; and/or

(b)
to Brembo’s creditors prior to the registration of the resolution of the Extraordinary Shareholders’ Meeting with the Companies’ Register of Bergamo, who have proposed opposition to the Cross-Border Conversion and/or the Share Capital Decrease (or, alternatively, to banks or other financial institutions in order to sufficiently secure the claims of such Brembo’s creditors);

(the “Disbursement Amount”) shall not exceed in the aggregate the amount of Euro 200,000,000, it being understood, in any event and for the sake of clarity, that the Disbursement Amount shall be calculated at the end of the procedure for the liquidation of the Withdrawal Shares (as defined below), i.e. net of (1) the aggregate amount payable by the Company’s shareholders or third parties for the purchase of the Withdrawal Shares pursuant to Article 2437-quater of the Italian Civil Code as well as (2) the total amount to be paid, pursuant to the commitment to purchase Withdrawal Shares (for an amount of up to a maximum of Euro 50,000,000 assumed by the majority shareholder Nuova FourB S.r.l. and described below as well as of any other purchase, commitment to purchase, of Withdrawal Shares;

(iii)
that have not occurred, at any time prior to the execution of the Dutch Notarial Deed, at a national or international level, (a) events or situations not known to the Company and/or the market, involving significant changes in the regulatory, political, financial, economic, currency or market situation, nationally or internationally, or any escalation or aggravation thereof that would have substantially adverse effects on the Transaction, the Company and/or the Brembo Group; and/or (b) events or situations of an extraordinary nature which, individually or in the aggregate, cause, or could reasonably be expected to cause, materially adverse effects on the legal situation, business as well as on the financial, equity and/or economic conditions (including prospective) of the Company and/or the Brembo Group and/or on the performance of Brembo’s ordinary shares on Euronext Milan (the “MAC/MAE Condition”). It is understood that this MAC/MAE Condition also includes, specifically, any events or situations listed in (a) and (b) above that may occur as a result of, or in connection with, the release of COVID-19, the Russia-Ukraine politico-military crisis and China-U.S. politico-military tensions that, although they are events in the public domain as of the date of this Report, may result in detrimental effects, in the terms set forth above, that are new and not anticipated or foreseeable.

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The Company will notify the market of relevant information regarding the fulfillment or non-fulfillment of the Conditions, or the waiver of one or more of them, in accordance with applicable laws and regulations.

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WITHDRAWAL RIGHT

Brembo shareholders who do not concur in the approval of the Transaction at the Extraordinary Shareholders’ Meeting (as opposed, abstaining or absent) shall be entitled to exercise the withdrawal right from the Company within and no later than 15 days from the registration of the resolution of the Extraordinary Shareholders’ Meeting with the Companies’ Register of Bergamo pursuant to Article 2437, paragraph 1, of the Italian Civil Code (the “Withdrawal”).

Pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code, the liquidation value of the Brembo ordinary shares for which the Withdrawal is exercised (the “Withdrawal Shares”) is equal to Euro 13.096 for each Brembo’s ordinary share, i.e., the arithmetic average of the closing prices of Brembo’s ordinary shares on Euronext Milan in the six months preceding the publication of the notice of call of the Extraordinary Shareholders’ Meeting occurred today (the “Liquidation Value”).

Once the period for the exercise of the Withdrawal has expired and before the Transaction becomes effective, the Withdrawal Shares shall be offered, under option and pre-emption, to the other shareholders and, thereafter, unsold Withdrawal Shares may be offered to third parties; any Withdrawal Shares that may remain unsold shall be purchased by Brembo at the Liquidation Value.

The effectiveness of the exercise of the Withdrawal – as well as the above offer and sale procedure and the payment of any consideration due to the withdrawing shareholders – will be conditional on the completion of the Transaction. Therefore, in the event that one or more of the Conditions is not fulfilled or waived, the offer and placement as well as the subsequent purchase of the Withdrawal Shares cannot take place or become effective, and they will remain at the disposal of the respective withdrawing shareholders.

The Company’s controlling shareholder, Nuova FourB S.r.l. supports the international Group’s strategy and, therefore, the Cross-Border Conversion. In light of the above, in order to reduce the Company’s potential disbursement resulting from the purchase of the Withdrawal Shares that are not purchased pursuant to Article 2437-quater of the Italian Civil Code, Nuova FourB S.r.l. has committed to purchase Withdrawal Shares up to a maximum aggregate value of Euro 50,000,000.

Further details on the exercise of the Withdrawal as well as information regarding the manner and terms of the liquidation procedure (including the number of Withdrawal Shares, the option and pre-emption offer as well as the market offer) will be provided to Brembo’s shareholders in accordance with applicable laws and regulations.

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SPECIAL VOTING MECHANISM

The New Articles and the Terms and Conditions envisage to confirm and further strengthen the voting rights increasing mechanism (voto maggiorato) under Article 127-quinquies of the Italian Legislative Decree No. 58 of February 24, 1998 (the “ICLF”) currently in place since 2019 (the “Voting Increase”), through the adoption of a mechanism based on the allocation of special shares in accordance with Dutch law (the “Special Voting Mechanism”).

The Special Voting Mechanism envisage – differently from the current system of Voting Increasing governed by Italian law – that the voting increase to long-term shareholders (so-called “loyal shareholders”) is granted through the allotment of newly issued special class of shares (the “Special Voting Shares” or “SVS”) to the ordinary shares of the Company (the “Ordinary Shares”) held by the above-mentioned loyal shareholders. The New Articles and the Terms and Conditions provide for 9 different classes of Special Voting Shares (referred to as, A, B, C, D, E, F, G, H and I) which allocate an increasing progressive number of votes from 1 to 9 each and which will be issued and allotted to loyal shareholders, based on the holding period of their Ordinary Shares, upon registration of their Ordinary Shares in the special Dutch loyalty register established by Brembo (the “Loyalty Register”) (1).

(1) Specifically, SVS A grants 1 vote each, SVS B grants 2 votes each, SVS C grants 3 votes each, SVS D grants 4 votes each, SVS E grants 5 votes each, SVS F grants 6 votes each, SVS G grants 7 votes each, SVS H grants 8 votes each, and SVS I grants 9 votes each.

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More precisely, after one year of the registration of an Ordinary Share in the Loyalty Registry, the Company will assign one Special Voting Share “A” (granting 1 additional vote) for each Ordinary Share held for a continuous period of one year and, therefore, the relevant holder will be entitled to exercise a total of 2 votes for each Ordinary Share. On each subsequent anniversary of registration in the Loyalty Registry (and until the ninth), a shareholder who has retained ownership of Ordinary Shares registered in the Loyalty Registry shall be entitled to exercise a further 1 additional vote (up to a maximum of 9 additional votes) by converting the Special Voting Shares, to which his/her/its Ordinary Shares are combined, into the next class of Special Voting Shares (2).

In addition, in order to reward Brembo’s current shareholders who, as of today, are already - or express their desire to become - loyal shareholders and who intend to support the Company in its growth and internationalization project (an essential phase of which is the Cross-Border Transaction), as well as to encourage the long-term commitment of all Brembo’s current shareholders, the Special Voting Mechanism provides for the following:

(i)	that shareholders who have accrued the Voting Increasing by the Effective Date of the Transaction will keep the 1 additional vote for each Ordinary Share with Voting Increasing;

(ii)
the allocation of 1 additional vote to each Ordinary Share that is registered in the special list established pursuant to Article 127-quinquies, paragraph 2, of the ICLF established by Brembo for the purposes of the Vote Increase (the “Italian Special List”) by the date on which the period for the exercise of the Withdrawal ends (i.e. the 15th day following the registration with the Bergamo Companies Register of the resolution of the Extraordinary Shareholders’ Meeting) (the “Final Term”) and remains in the ownership thereof until the Effective Date of the Transaction; and

(iii)
the computation for the purposes of the allocation of the Special Voting Shares of the previous period of registration in the Italian Special List, in the manner described in the explanatory report of the Board of Directors on the Transaction and in the Terms and Conditions.

In light of points (i) and (ii) above, we point out that:

(a)
Brembo shareholders who on the Transaction Effective Date hold the Voting Increase shall be entitled to receive 1 Special Voting Share “B” granting 2 votes for each Ordinary Share with Voting Increasing and, therefore, will be entitled to exercise a total of 3 votes for each Ordinary Share with Voting Increasing held;

(b)
Brembo’s shareholders who (1) do not hold the Voting Increase at the Effective Date of the Transaction and (2) have registered (or have validly submitted to Brembo the request for registration) of their Ordinary Shares in the Italian Special List by the Final Term (3), shall be entitled to receive 1 Special Voting Share “A” granting 1 vote for each Ordinary Share held and registered in the Italian Special Register as described above and, therefore, will be entitled to exercise a total of 2 votes for each Ordinary Share held.

(2) By way of example: on the 2nd anniversary of registration in the Loyalty Registry, SVS A (granting 1 additional vote) combined to Ordinary Shares held continuously for two years will convert into SVS C (granting 2 additional votes) and, therefore, the respective holder will be entitled to exercise a total of 3 votes for each Ordinary Share.

(3) Brembo’s shareholders who, as of the date hereof, have not registered their Ordinary Shares in the Italian Special List and intend to benefit of the initial allocation of Special Voting Shares “A” of this letter (a) shall be required to register their Ordinary Shares in the Italian Special List by the Final Term, by means of the procedure described in Brembo’s regulations for increasing voting rights available on Brembo’s website (www.brembo.com). In particular, such shareholders will be required to submit the form of request for the registration in the Italian Special List of all or part of their Ordinary Shares to their intermediary, so that the intermediary can ensure that the registration request and related ancillary documents are received by Brembo by the Final Term.
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The Special Voting Shares will not be listed on Euronext Milan.

Pursuant to the New Articles, Brembo will maintain a separate capital reserve in order to release the par value of the Special Voting Shares to be issued to the entitled shareholders. Therefore, the Special Voting Shares shall be issued, if Brembo’s Board of Directors so decides, at the expense of the separate capital reserve in lieu of an actual payment to Brembo of the relevant par value of the Special Voting Shares by the entitled shareholders.

Special Voting Shares cannot be transferred to third parties (except under certain circumstances, specified in the Terms and Conditions). Ordinary Shares registered in the Loyalty Register are freely transferable, following their de-registration from the Italian Special List. Following the transfer of the Ordinary Shares registered into the Italian Special List, as well as if there is a change of control over the shareholder in question, the voting rights associated with the Special Voting Shares will be suspended with immediate effect and the Special Voting Shares will be transferred to Brembo without the recognition of any consideration (om niet). This is without prejudice to transfers to specific assignees (so-called Loyalty Transferee, as defined in the Terms and Conditions).

For more information about the Special Voting Mechanism, please refer to the explanatory report prepared by the Board of Directors, the New Articles, and the Terms and Conditions.

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EXTRAORDINARY SHAREHOLDERS’ MEETING

In addition, Brembo’s Board of Directors resolved, at the date hereof, to call an Extraordinary Shareholders’ Meeting for July 27, 2023, at 9:00 CEST, on single call to resolve upon the Transaction.

The Company has decided to avail itself of the option provided by Article 106, paragraph 4, of Italian Law Decree No. 18 of March 17, 2020 on “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses related to the epidemiological emergency from COVID-19,” converted into law with amendments by Law No. 27, the effectiveness of which was last extended to the shareholders’ meetings to be held by July 31, 2023, by Article 3, paragraph 1, of Italian Law Decree No. 228 of December 30, 2021, as converted in law by Law No. 15 of February 25, 2022, and subsequently amended by Article 3, paragraph 10-undecies, of Italian Law Decree No. 198 of December 29, 2022, converted into law with amendments by Law No. 14 of February 24, 2023.

The notice of the Extraordinary Shareholders’ Meeting was published today in the manner required by applicable legal and regulatory provisions.

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INDICATIVE TIMETABLE OF TRANSACTION

–	June 20, 2023: announcement of the Transaction to the market;

–	July 27, 2023: Extraordinary Shareholders’ Meeting to approve the Transaction;

–	by the end of 2023: subject to the fulfilment, or waiver, of the Conditions and completion of all preliminary formalities, execution of the Transaction by execution of the Dutch Notarial Deed.

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ADVISORS

In the context of the Transaction, BonelliErede, Houthoff, and Cravath act as legal advisors of Brembo in connection with, respectively, Italian, Dutch and American law.
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Citigroup Global Markets Europe AG acts as financial advisor of Brembo in the context of the Transaction.

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For more information about the Cross-Border Conversion, please refer to the documents related to the Transaction (including the explanatory report prepared by the Board of Directors, the New Articles, and the Terms and Conditions), which will be made available to the public in the manner and within the timeframe prescribed by the applicable laws and regulations.

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DISCLAIMER FOR U.S. INVESTORS

THIS TRANSACTION IS PROPOSED WITH RESPECT TO THE SECURITIES OF A FOREIGN COMPANY. THE TRANSACTION IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENTS RELATING TO THE TRANSACTION, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT’S JUDGMENT.

YOU SHOULD BE AWARE THAT THE ISSUER MAY PURCHASE SECURITIES OTHERWISE THAN IN THE CONTEXT OF THE TRANSACTION, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES.

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About Brembo S.p.A.

Brembo leads the world in the design and production of high-performance braking systems and components for top manufacturers of cars, motorbikes and commercial vehicles. Founded in 1961 in Italy, Brembo has a long-standing reputation for providing innovative solutions for OEMs and aftermarket. Brembo also competes in the most challenging motorsport championships in the world and has won over 600 titles.

Guided by its strategic vision – “Turning Energy into Inspiration” – Brembo’s ambition is to help shape the future of mobility through cutting-edge, digital and sustainable solutions.

With about 15,000 people across 15 countries, 30 production and business sites, 8 R&D centers and with a turnover of € 3,629 million in 2022, Brembo is the trusted solution provider for everyone who demands the best driving experience.

For information:	Roberto Cattaneo – Chief Communication Officer Brembo SpA
Tel. +39 035 6052347 @: roberto_cattaneo@brembo.it

Daniele Zibetti – Corporate Media Relations Brembo SpA
Tel. +39 035 6053138 @: daniele_zibetti@brembo.it

Laura Panseri – Head of Investor Relations Brembo SpA
Tel. +39 035 6052145 @: laura_panseri@brembo.it

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